UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 8-K

Current Report
Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

May 10, 2022 (May 9, 2022)
Date of Report (Date of earliest event reported)

Lionheart Acquisition Corporation II
(Exact Name of Registrant as Specified in its Charter)

Delaware	001-39445	84-4117825
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

4218 NE 2nd Avenue, Miami, FL	33137
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code: (305) 573-3900

N/A
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Units, each consisting of one share of Class A Common Stock and one-half of one Redeemable Warrant	LCAPU	The Nasdaq Capital Market
Class A Common Stock, par value $0.0001 per share	LCAP	The Nasdaq Capital Market
Redeemable Warrants, each whole warrant exercisable for one share of Class A Common Stock at an exercise price of $11.50	LCAPW	The Nasdaq Capital Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01	Entry into a Material Definitive Agreement.

On May 9, 2022, Lionheart Acquisition Corporation II (the “Company” or “LCAP”) entered into the First Amendment to Warrant Agreement (the “Warrant Agreement Amendment”) with Continental Stock Transfer & Trust Company (the “Warrant Agent”), amending the Warrant Agreement, dated as of August 13, 2020, by and between the Company and the Warrant Agent (the “Existing Warrant Agreement” and the warrants issued thereunder, the “Existing Warrants”). The Warrant Agreement Amendment permits holders of Existing Warrants to exercise the Existing Warrants beginning 10 days following the closing of the Company’s initial business combination (rather than the current 30 days) and on a cashless basis at the holder’s preference.

The foregoing description of the Warrant Agreement Amendment is not complete and is qualified in its entirety by reference to the full text of the Warrant Agreement Amendment, a copy of which is attached as Exhibit 4.1 of this Current Report on Form 8-K.

Item 8.01	Other Events

On May 10, 2022, the Company issued a press release (the “Press Release”) announcing the Warrant Agreement Amendment and that the Company’s Board of Directors has declared a warrant dividend (the “Dividend”) as contemplated by the previously disclosed Membership Interest Purchase Agreement, dated as of July 11, 2021 (as amended, the “MIPA” and the transactions contemplated thereby, the “Business Combination”), by and among the Company, Lionheart II Holdings, LLC, a wholly owned subsidiary of the Company, each limited liability company set forth on Schedule 2.1(a) to the MIPA (the “MSP Purchased Companies”), the members of the MSP Purchased Companies listed on Schedule 2.1(b) to the MIPA (the “Members”), and John H. Ruiz, as the representative of the Members. The Dividend is comprised of approximately 1,029,000,000 newly issued warrants, each to purchase one share of Class A Common Stock for an exercise price of $11.50 per share (the “New Warrants”), conditioned upon the consummation of any redemptions by the Company’s stockholders and the closing of the Business Combination (the “Closing”), to the holders of record of the Company’s Class A common stock, par value $0.0001, as of the close of business on the date of Closing (such date, the “Closing Date”), after giving effect to the waiver of the right to participate in the Dividend by the Members, on behalf of themselves and any of their designees. Pursuant to the anti-dilution adjustment terms of the Existing Warrant Agreement, the Dividend is expected to cause the exercise price of the Existing Warrants to decrease to $0.0001 after giving effect to the issuance of the New Warrants.

The Company has set the record date for the determination of the holders of record of the outstanding shares of Class A Common Stock entitled to receive the Dividend as the close of business on the Closing Date. The Dividend is expected to be issued on the 10th day following the Closing, or on the earliest date reasonably practicable thereafter, and will be exercisable 30 days following the Closing Date until their expiration date, which will be the fifth anniversary of the Closing Date or earlier redemption.

The Company intends for the New Warrants to be listed and traded on The Nasdaq Capital Market (“Nasdaq”) under the symbol “MSPRW” on or around 10 days following the Closing Date, subject to Nasdaq approval. The New Warrants and the shares of Class A Common Stock underlying such New Warrants, were registered on a registration statement on Form S-4 (File No. 333-260969) that was filed with the Securities and Exchange Commission and declared effective on May 2, 2022 (the “Registration Statement”).

          A copy of the Press Release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Important Information About the Business Combination and Where to Find It

In connection with the Business Combination, LCAP has filed the Registration Statement with the SEC, which includes a preliminary proxy statement/prospectus of LCAP. This document does not contain all the information that should be considered concerning the Business Combination and is not intended to form the basis of any investment decision or any other decision in respect of the Business Combination. The Registration Statement was declared effective by the SEC on May 2, 2022, the definitive proxy statement/prospectus was filed with the SEC on May 3, 2022, and a definitive proxy statement/prospectus has been mailed to the stockholders of LCAP as of April 18, 2022, the record date established for voting on the Business Combination. SECURITYHOLDERS OF LCAP ARE URGED TO READ THE REGISTRATION STATEMENT, THE DEFINITIVE PROXY STATEMENT/PROSPECTUS (INCLUDING ALL EXHIBITS AND SUPPLEMENTS THERETO) AND OTHER DOCUMENTS AND RELEVANT MATERIALS RELATING TO THE BUSINESS COMBINATION FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BEFORE MAKING ANY VOTING DECISION WITH RESPECT TO THE BUSINESS COMBINATION BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE BUSINESS COMBINATION AND THE PARTIES TO THE PROPOSED BUSINESS COMBINATION. LCAP’s stockholders are able to obtain copies of such documents, without charge, at the SEC’s website at www.sec.gov, or by directing a request to: Lionheart Acquisition Corporation II, 4218 NE 2nd Avenue, Miami, Florida 33137.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED THEREIN.

Participants in the Solicitation of Proxies

This communication is not a solicitation of a proxy from any investor or securityholder. LCAP, MSP Recovery, LLC (“MSP”), and their respective directors, executive officers and other members of their management and employees, including Ophir Sternberg, John Ruiz and Frank Quesada, may, under SEC rules, be deemed to be participants in the solicitation of proxies of LCAP’s stockholders in connection with the Business Combination. Investors and securityholders may obtain more detailed information regarding the names, affiliations and interests of LCAP’s directors and executive officers in LCAP’s Annual Report on Form 10-K/A filed with the SEC on April 7, 2022, as amended, the proxy statement/prospectus, other relevant materials filed with the SEC in connection with the Business Combination when they become available, and other reports filed with the SEC. These documents can be obtained free of charge from the sources indicated above.

No Offer or Solicitation

No offer or offering of equity interests or securities of any kind is being made, conducted or extended at this time. This communication is for informational purposes only and does not constitute or include an offer to sell, or a solicitation of an offer to purchase or subscribe for, equity interests or securities of any kind or a solicitation of any vote of approval, nor shall there be any sale, issuance or transfer of any such securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. Any such offer or solicitation will be made only in connection with the delivery of a prospectus meeting the requirements of the Securities Act of 1933, as amended (“Securities Act”), or exemptions therefrom.

Cautionary Note Regarding Forward Looking Statements

This communication includes forward looking statements within the meaning of the safe harbor from civil liability provided for such statements by the Private Securities Litigation Reform Act of 1995 (set forth in Section 21E of the Securities Exchange Act of 1934, as amended (“Exchange Act”) and Section 27A of the Securities Act), which include information relating to future events, future financial performance, strategies, expectations, competitive environment, regulation and availability of resources and involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements. These statements are often accompanied with or by words such as “expects,” “plans,” “projects,” “forecasts,” “estimates,” “intends,” “expects,” “anticipates,” “seeks,” “targets,” “continues,” “believes,” “opinion,” “will,” “could,” “future,” “growth,” or “may” (or the negatives thereof) or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward looking statements include, but are not limited to, statements regarding MSP’s plans, goals and objectives, forecasts, budgets or projections and any related assumptions, statements and projections regarding projected MSP claims by paid amounts, projected recovery percentages, forecasts relating to key revenue drivers, earnings growth, gross and cumulative recoveries and the implied enterprise value and LCAP’s and MSP’s expectations with respect to future performance and anticipated financial impacts of the Business Combination, the satisfaction or waiver of the closing conditions to the Business Combination, and the timing of the completion of the Business Combination. There is no guarantee that prospects or results or the timing of events included or referred to in this communication will be achieved or that MSP will be able to implement successfully its investment strategy or achieve its investment objectives or return targets. Accordingly, we caution you against relying on forward-looking statements. Forward looking statements also are subject to a number of significant risks and uncertainties that could cause the actual results to differ materially, and potentially adversely, from those express or implied in the forward-looking statements. These statements are based on various assumptions, whether or not identified in this communication, and on the current expectations of management and are not predictions of actual performance. Actual events and circumstances are difficult or impossible to predict and may differ from assumptions, and such differences may be material. Many actual events and circumstances are inherently subject to significant business, economic and competitive uncertainties and contingencies, and are beyond the control of MSP and LCAP and are difficult to predict.

These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Factors that may cause such differences include, but are not limited to, the occurrence of any event, change, or other circumstances that could give rise to the termination of the MIPA; the outcome of any legal proceedings that may be instituted against LCAP or MSP or affiliated companies following the announcement of the Business Combination; the inability to complete the Business Combination on the expected time frame or at all, including due to failure to obtain approval of LCAP’s stockholders, certain regulatory approvals, or the satisfaction of other conditions to closing in the MIPA; the occurrence of any event, change, or other circumstance that could give rise to the termination of the MIPA or could otherwise cause the Business Combination to fail to close; the inability to obtain or maintain the common stock listing on the Nasdaq Stock Market following the Business Combination; a delay or failure to realize the expected benefits of the Business Combination; the risk that the Business Combination disrupts current plans and operations as a result of the announcement and consummation of the Business Combination; the ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things: future economic, financial, lending, competitive and market conditions, including healthcare spending fluctuations; future costs of and returns on capital; leverage and lending costs and terms; operating costs and future business, investment, holding and sale decisions and costs; the risks associated with MSP’s business, including, among others, MSP’s ability to capitalize on its assignment agreements and recover monies that were paid by the assignors; litigation results; the validity of the assignments of claims to MSP; a determination that MSP’s claims are not reasonable, related or necessary; the failure of MSP’s clients to renew their agreements with MSP (or terminate those agreements early); MSP’s claims being within applicable statutes of limitations; the inability to successfully expand the scope of MSP’s claims or obtain new data and claims from MSP’s existing assignor base or otherwise; the limited number of MSP’s assignors and the associated concentration of MSP’s current and future potential revenue; internal improvements to claims and retail billing processes by MSP’s clients that reduce the need for and revenue generated by MSP’s products and services; healthcare spending fluctuations; programmatic changes to the scope of benefits and limitations to payment integrity initiatives that reduce the need for MSP’s services; delays in implementing MSP’s services to its claims; system interruptions or failures; cyber-security breaches and other disruptions that could compromise MSP’s data; MSP’s failure to maintain or upgrade its operational platforms; MSP’s failure to innovate and develop new solutions, or the failure of those solutions to be adopted by MSP’s existing and potential assignors; MSP’s failure to comply with applicable privacy, security and data laws, regulations and standards, including with respect to third party providers; changes in legislation related to healthcare programs and policies; changes in the healthcare market; negative publicity concerning healthcare data analytics and payment accuracy; competition; successfully protecting MSP’s intellectual property rights; the risk that third parties may allege infringement of their intellectual property; changes in the healthcare regulatory environment and the failure to comply with applicable laws and regulations or the increased costs associated with any such compliance; failure to manage MSP’s growth; the inability to attract and retain key personnel; MSP’s reliance on its senior management team and key employees and the loss it could sustain if any of those employees separated from the business; the failure of vendors and providers to deliver or perform as expected, or the loss of such vendors or providers; MSP’s geographic concentration; MSP’s relatively limited operating history, which makes it difficult to evaluate its current or future business prospects; the impact of the ongoing COVID-19 pandemic; and the risk that MSP may not be able to develop and maintain effective internal controls. The foregoing list of factors is not exhaustive. If any of these risks materialize or MSP’s assumptions prove incorrect, actual results may differ materiality from the results implied by these forward-looking statements. There may be additional risks that we do not presently know or currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. The foregoing list of factors is not exclusive. Additional information concerning certain of these and other risk factors is contained in LCAP’s most recent filings with the SEC and in the Registration Statement and the definitive proxy statement/prospectus, filed with the SEC in connection with the Business Combination. This communication speaks only as of the date indicated, and the statements, expressions, information and data included therein may change and may become stale, out-of-date or no longer applicable. We do not have, and do not undertake, any obligation to update, amend or revise this communication (or to provide new, amended or revised materials), including with respect to any forward-looking statements, whether as a result of new information, future events, changed plans or circumstances or any other reason, except as required by law. The communication should not be relied upon as representing our assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the communication, including the forward-looking statements.

Item 9.01	Financial Statement and Exhibits.

(d)	Exhibits.

Exhibit Number	Description
4.1	First Amendment to Warrant Agreement, dated May 9, 2022, by and between the Registrant and Continental Stock Transfer & Trust Company.
99.1	Press Release dated May 10, 2022.
104	Cover Page Interactive Data File (embedded within the Inline XBRL)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: May 10, 2022
LIONHEART ACQUISITION CORPORATION II
By:	/s/ Ophir Sternberg
Name:	Ophir Sternberg
Title:	Chairman, President and Chief Executive Officer